FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823


03045315

December 10, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

December 10, 2003

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report that three additional vertical holes have been completed, two, #14 and 14A, drilled at close intervals 35 metres east of Hole #5, on the flank of a small gravity high. Massive hemoilmenite was encountered over narrow intervals from surface to a depth of 49 metres. Hole #15, drilled 160 metres ENE of #14, in the central part of a large residual gravity high, encountered highly altered country rock laced with hemoilmenite veinlets, from 17.7 m to 40.8m in the hole. Equipment problems forced a stop, and the hole will be completed when drilling resumes in late January. This type of alteration is typical of country rock in close proximity to massive hemoilmenite, which occurs in outcrop in the immediate vicinity.

Construction of a winter road into the property is scheduled to begin in early January.

Warrants for the purchase of 200,000 common shares, at a price of $0.15 per share, have been exercised, with the proceeds being added to general working capital.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172